AMENDING AGREEMENT NO. 5

MEMORANDUM OF AGREEMENT made as of June 3, 2020.

AMONG:

HUDBAY PERU S.A.C.,

as Borrower,

- and -

CERTAIN OF ITS AFFILIATES,

as Guarantors, Material Subsidiaries, Restricted Subsidiaries and/or Obligors,

- and -

THE BANK OF NOVA SCOTIA,

as Administrative Agent,

- and -

THE LENDERS FROM TIME TO TIME PARTY TO THE CREDIT AGREEMENT.

WHEREAS the Borrower, certain of its Affiliates, the Agent and certain financial institutions as lenders entered into a second amended and restated credit agreement dated as of July 14, 2017 as amended as of May 15, 2018, June 15, 2018, January 24, 2019 and February 12, 2020 (as further amended, modified, supplemented or replaced to the date hereof, the "Credit Agreement");

AND WHEREAS the parties hereto wish to further amend the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises, the covenants herein contained and for other valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereto agree as follows:

1. Interpretation

(a) All words and expressions defined in the Credit Agreement and not otherwise defined in this Agreement have the meaning specified in the Credit Agreement, as amended by this Agreement (notwithstanding the application of Section 2).

(b) Sections 1.2, 1.3, 1.4 and 13.2 of the Credit Agreement are incorporated herein by reference.

(c) Unless expressly stated otherwise, all references herein to sections of an agreement other than this Agreement shall be to sections of the Credit Agreement.

(d) Section headings are for convenience only.

2. Effectiveness of Amendments

The amendments set forth in Section 3 herein shall be effective on and as of the date the conditions set forth in Section 5 have been satisfied.

3. Amendments to the Credit Agreement

(a) Section 1.1 of the Credit Agreement is amended by adding the following definitions in their proper alphabetical order:

""New Britannia Financing Transaction" means the Prepaid Metals Transaction entered into by and between Hudbay and certain of the Lenders on May 7, 2020, pursuant to which Hudbay received an aggregate upfront payment of approximately US$115 million in exchange for an agreement to deliver a total of 79,954 gold ounces to such Lenders in 2022 and 2023."

"Prepaid Metals Transaction" means any Derivative transaction involving the sale and purchase of precious metals, other minerals or commodities entered into between the Borrower or any other Restricted Party and any Person, pursuant to which such Person makes an upfront pre-payment to the Borrower or any other Restricted Party as consideration for the delivery by the Borrower or any other Restricted Party of a fixed quantity of precious metals, other minerals or commodities (as applicable); provided that, for the avoidance of doubt, (i) precious metals streaming transactions and royalty agreements, including those entered into pursuant to the SW Documents and any transactions of a similar nature that may be entered into in the future, shall not be considered Prepaid Metals Transactions for purposes of this Agreement; and (ii) a Prepaid Metals Transaction may be but is not necessarily a Deferred Revenue Financing Arrangement."

(b) Section 1.1 of the Credit Agreement is further amended by adding the following text at the end of the definition "Derivative" after the word "transactions":

"provided that for clarity, a Prepaid Metals Transaction shall constitute a Derivative;"

(c) Section 1.1 of the Credit Agreement is further amended by deleting the definition of "Lenders" and replacing it with the following:

""Lenders" means each of the Persons listed on Schedule A and other lenders that from time to time become Lenders in accordance with Article 11, including the Issuing Banks, and "Lender" means any one of them. Notwithstanding the foregoing, references in this Agreement or any other Loan Documents to the Lenders in the context of the Agent holding Guarantees or any Lien for the benefit or on behalf of the Lenders shall be interpreted as including Affiliates of Lenders who may hold Other Secured Obligations from time to time."

(d) Section 1.1 of the Credit Agreement is further amended by deleting the last sentence of the definition of "LIBO Rate" and replacing it with the following:

"Provided that notwithstanding the foregoing the LIBO Rate shall not be less than 0.00%.".

(e) Article 3 of the Credit Agreement is amended by changing the title from "GUARANTEES" to "GUARANTEES, ETC."

(f) Section 3.2 of the Credit Agreement is amended by deleting such Section in its entirety and replacing it with the following:

"3.2 Obligations Secured by the Security Documents and Guaranteed by the Guarantees

(a) Unless otherwise agreed by the Lenders among themselves, the Guarantees and the Security Documents (and any security that may be held from time to time by or for the benefit of the Lenders) shall support the following obligations pari passu with each other:

(i) the Obligations;

(ii) the present and future debts, liabilities and obligations of a Hudbay Group Member to the Agent, any Lender or Affiliate of a Lender (collectively, the "Other Secured Obligations") under or in connection with (i) cash management arrangements, (ii) other transactions not made under this Agreement if it is agreed in writing after March 30, 2016 by the Obligors and the Agent acting on the instructions of the Required Lenders that such debts, liabilities and obligations shall be guaranteed, and (iii) Derivatives that are permitted under this Agreement (including without limitation in connection with any Deferred Revenue Financing Arrangement or Prepaid Metals Transactions (other than the Constancia SPA, the 777 PMPA and the Augusta Streaming Agreement); and

(iii) notwithstanding that any Person ceases to be a Lender for any reason, Other Secured Obligations shall not cease to be guaranteed (and secured by any security that may be held from time to time by or for the benefit of the Agent and/or the Lenders including pursuant to the Security Documents) without the prior written consent of the applicable former Lender or Affiliate to whom the Other Secured Obligations are owed. Notwithstanding the foregoing, Other Secured Obligations owing to a Person who has ceased to be a Lender or its Affiliates shall not include any such Other Secured Obligations arising solely under agreements or instruments entered into on or after the date such Person ceased to be a Lender for any reason. If the Obligations (other than those existing in respect of Other Secured Obligations) have been indefeasibly paid in full and the Commitments have been cancelled, the Agent, the Lenders and their Affiliates (and each former Lender or its Affiliates who benefit from the Liens referred to in this Section 3.2) shall release their interest in the Liens granted pursuant to the Security Documents and their rights under the Guarantees on receiving Cash Collateral to secure the Other Secured Obligations, in an amount satisfactory to the Lenders and their Affiliates (including each former Lender or its Affiliates to whom such Other Secured Obligations are owed) to whom Other Secured Obligations are owed.

(b) Notwithstanding the rights of Lenders and Affiliates to benefit from the Security Documents and the Guarantees in respect of the Other Secured Obligations, all decisions concerning the Obligations (other than those arising in respect of the Other Secured Obligations) and Guarantees (and any security that may be held from time to time by or for the benefit of the Agent and/or the Lenders including pursuant to the Security Documents) and the enforcement thereof shall be made by the Agent, the Lenders or the Required Lenders in accordance with this Agreement and no Lender (including any former Lender) or Affiliate to whom Other Secured Obligations are owed from time to time shall have any additional right to influence the Security Documents, the Guarantees (or any security granted in connection therewith including pursuant to the Security Documents) or their enforcement as a result of holding Other Secured Obligations as long as this Agreement remains in force. Notwithstanding the termination of this Agreement by reason of payment of the Credit, or for any other reason (but subject always to the last sentence of Section 3.2(a)(iii)), the Other Secured Obligations shall continue to be guaranteed by the Guarantees (and secured by the Security Documents). After the termination of this Agreement, decisions concerning the Guarantees (and any Liens granted under the Security Documents) shall be made by the holders of Other Secured Obligations referred to above as they may determine among themselves.

(c) The Agent: (i) agrees to hold the benefit of this Section 3.2 and all other rights and provisions granted to or in favour of any Affiliates of any Lender contained in any Loan Document in trust for the benefit of each Lender and its Affiliates; and (ii) covenants to afford the benefit of all such rights and provisions to such Lender and its Affiliates.

(d) The parties hereto agree that the provisions of this Section 3.2 shall survive: (i) the termination of this Agreement; and each of the other Loan Documents and the repayment of the Obligations and the Other Secured Obligations (until such time as all Obligations and Other Secured Obligations owing by the Obligors to the Lenders and their Affiliates have been fully, finally and indefeasibly paid, satisfied and discharged in full) and (ii) the assignment by a Lender (or, if applicable, its Affiliates) of all of its Commitment and Advances in accordance with Section 11.2 and its or, if applicable, its Affiliates rights and obligations under any other Loan Documents until, in respect of a Lender and its Affiliates, all Obligations and Other Secured Obligations owing by the Obligors to such Lender and its Affiliates are fully, finally and indefeasibly paid, satisfied and discharged in full."

(g) Section 8.6(d)(i) of the Credit Agreement is amended by deleting such Section in its entirety and replacing it with the following:

"(i) enter into Derivatives of any kind (without limiting Section 8.6(d)(ii) and Section 8.6(d)(iii)) except:

(A) (I) if the Derivatives are entered into with Lenders or Affiliates of Lenders, or with other Persons on an unsecured basis; and

(II) if the Derivatives are entered into to hedge or mitigate bona fide interest rate, currency, commodity or other financial risks to which the Restricted Parties are exposed in the conduct of their business or the management of their liabilities and not for speculative purposes; or

(B) with respect to the Borrower only, if the Derivatives are entered into to hedge or mitigate bona fide interest rate, currency, commodity or other financial risks to which the Borrower is exposed in the conduct of its business or the management of its liabilities and not for speculative purposes;"

(h) Section 8.6 of the Credit Agreement is amended by adding a new paragraph (p) at the end of such Section as follows:

"(p) Prepaid Metals Transactions.  Without the prior written consent of all of the Lenders, no Restricted Party shall enter into a Prepaid Metals Transaction on or after May 7, 2020. For certainty, this Section 8.6(p) does not apply in respect of the New Britannia Financing Transaction."

(i) Section 10.7(c)(i) of the Credit Agreement is amended by adding the words "or Section 8.6(p)" immediately following the reference to "Section 5.1".

(j) Section 10.7 of the Credit Agreement is further amended by adding the following new Section 10.7(g) immediately following Section 10.7(f):

"(g) Without limiting any other provision contained in this Section 10.7, the parties hereto agree that Section 3.2 of the Credit Agreement may not be amended, modified or waived without the prior written consent of the Agent, each Lender, its Affiliates and any former Lender (or any of its Affiliates) to whom Other Secured Obligations are owed and which are guaranteed or subject to any Lien granted pursuant the Security as contemplated in Section 3.2."

4. Representations & Warranties

Each Obligor represents and warrants to the Agent and the Lenders, acknowledging and confirming that the Agent and the Lenders are relying thereon without independent inquiry, that:

(a) the representations and warranties set forth in the Loan Documents and given by it are true and correct in all material respects on and as of the date hereof (except to the extent such representations and warranties relate to a specific date, in which case such representations and warranties shall have been true and correct in all material respects on and as of such date); and

(b) no Default or Event of Default has occurred and is continuing nor shall any Default or Event of Default result from the execution, delivery or performance of this Agreement.

5. Conditions Precedent

Section 3 of this Agreement shall not be effective until satisfaction or waiver of the following conditions, each to the satisfaction of the Lenders:

(a) this Agreement shall be executed and delivered by the parties hereto;

(b) the representations and warranties set forth in Section 4 of this Agreement shall be true and correct;

(c) no Default or Event of Default shall have occurred and be continuing;

(d) all reasonable out-of-pocket fees and expenses (including the fees and expenses of Davies Ward Phillips & Vineberg LLP) incurred by the Agent and the Lender in connection with the preparation of this Agreement shall have been paid by the Borrower; and

(e) the Agent shall have received such other documents as the Lenders may reasonably require.

6. Confirmation of Security, etc.

(a) Each of the Guarantors confirms that each of the Guarantees remain in full force and effect and is enforceable against it in accordance with its terms.

(b) Each Obligor hereby confirms that each of the Security Documents which it has delivered to the Agent and the Lenders:

(i) remains in full force and effect as general and continuing collateral security over all of the assets, property and undertaking of such Obligor, whether now or in the future owned or acquired, and the security interests, mortgages, charges, liens, assignments, transfers and pledges granted in favour of the Agent and the Lenders pursuant to the Security Documents continue to secure all of the debts, liabilities and obligations of such Obligor to the Agent and the Lenders now or hereafter arising, to the extent provided therein; and

(ii) is enforceable against it by the Agent in accordance with its terms.

7. Miscellaneous

(a) The parties hereto agree that this Agreement shall be a Loan Document.

(b) With the exception of the foregoing amendments, the Credit Agreement shall continue in full force and effect, unamended.

(c) This Agreement and the Credit Agreement shall enure to the benefit of and be binding upon the parties, their successors and any permitted assigns.

(d) This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

(e) This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(f) The Obligors shall promptly cure any default in its execution and delivery of this Agreement. The Obligors, at the expense of the Borrower, will promptly execute and deliver, or cause to be executed and delivered, to the Agent, upon reasonable request, all such other and further documents, agreements, certificates and instruments in compliance with, or accomplishment of the covenants and agreements of the Obligors hereunder or more fully to state the obligations of the Obligors as set out herein or in the Credit Agreement or to make any recording, file any notice or obtain any consents, all as may be necessary or appropriate in connection therewith.

(g) Time is of the essence of this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

HUDBAY PERU S.A.C.

by	"Francisco Javier del Rio del Aguila"
Name: Francisco Javier del Rio del Aguila
Title: General Manager

by	"Gregory Paul Dryden"
Name: Gregory Paul Dryden
Title: Chief Financial Officer

HUDBAY MINERALS INC.

by	"Jon A. Douglas"
Name: Jon A. Douglas
Title: Vice President and Treasurer

HUDBAY MARKETING & SALES INC.

by	"Jon A. Douglas"
Name: Jon A. Douglas
Title: Vice President and Treasurer

HUDBAY PERU INC.

by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Secretary

HUDBAY (BVI) INC.

by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Director

Signature Page to Amending Agreement No. 5 (Peru)

6502873 CANADA INC.

by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Director, Vice President, General Counsel and Corporate Secretary

HUDBAY ARIZONA INC.

by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Director, Vice President and General Counsel

HUDBAY ARIZONA (BARBADOS) SRL

by	"Patrick Donnelly"
Name: Patrick Donnelly
Title: Vice President and General Counsel

HUDBAY ARIZONA (US) CORPORATION

by	"Matthew Bingham"
Name: Matthew Bingham
Title: Director

HUDBAY ARIZONA (US) HOLDING CORPORATION

by	"Matthew Bingham"
Name: Matthew Bingham
Title: Director

COBRE VERDE DEVELOPMENT CORPORATION

by	"Matthew Bingham"
Name: Matthew Bingham
Title: Director

Signature Page to Amending Agreement No. 5 (Peru)

ROSEMONT COPPER COMPANY

by	"Matthew Bingham"
Name: Matthew Bingham
Title: Director

MASON RESOURCES (US) INC.

by	"Matthew Bingham"
Name: Matthew Bingham
Title: Director

Signature Page to Amending Agreement No. 5 (Peru)

Administrative Agent

THE BANK OF NOVA SCOTIA, as Agent

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

The Lenders

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

THE BANK OF NOVA SCOTIA, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

ING CAPITAL LLC, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

Signature Page to Amending Agreement No. 5 (Peru)

BANK OF MONTREAL, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

ROYAL BANK OF CANADA, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

THE TORONTO-DOMINION BANK, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

NATIONAL BANK OF CANADA, as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

SCOTIABANK PERU S.A.A., as Lender

by	"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

"Authorized Signatory"
Name: Authorized Signatory
Title: Authorized Signatory

Signature Page to Amending Agreement No. 5 (Peru)